INVESTOR DECK

ITALIAN FRUIT LIQUEUR

100% ALL NATURAL. NOTHING ARTIFICIAL.



NÉKTAR LIQUEUR®

ULTRA - PREMIUM



OBJECTIVE

TO BE THE #1 SELLING 100% ALL-NATURAL PREMIUM FRUIT LIQUEUR GLOBALLY.

EXIT STRATEGY

TO PARTNER WITH A KEY SPIRITS SUPPLIER VIA A MINORITY/MAJORITY INTEREST STAKE WITH A PATH TO FULL OWNERSHIP OR STRAIGHT ACQUISITION.

WHAT MAKES NEKTAR LIQUEUR ATTRACTIVE TO POTENTIAL BUYERS?

WE OFFER A PREMIUM, 100% ALL-NATURAL, LOW ABV BRAND THAT CONSUMERS AND BARTENDERS LOVE, IT IS ALSO HIGHLY MIXABLE CREATING CROSS PROMOTION OPPORTUNITIES FOR ANY SPIRITS SUPPLIER. POPULAR WITH ADULTS AND MILLENNIALS ACROSS ALL DEMOGRAPHICS.


WHAT
IS
NEKTAR LIQUEUR?

THE PRODUCT


NÉKTAR
LIQUEUR
NÉKTAR
LIQUEUR
ULTRA - PREMIUM
A LUXURIOUS BLEND OF ITALIAN MOSCATO, NATURAL FRUIT NECTARS AND ULTRA PREMIUM VODKA
DISTILLED AND BOTTLED IN ITALY
IMPORTED
18% ALC./VOL. • 750ML







- 1st LIQUEUR TO USE ITALIAN MOSCATO (MOSCATO D' ASTI), A BLEND OF FRUIT NECTARS AND PREMIUM VODKA.
- 100% ALL-NATURAL. NO ARTIFICIAL COLORS, FLAVORS OR SWEETENERS.
- 18% ALC./VOL. (36 PROOF).
- SRP $27.99-29.99 DEPENDING ON MARKET.
- COMPLEX FLAVORS OF PEACH, APRICOT AND ORANGE BLOSSOM WITH A SMOOTH AND LINGERING FINISH.
- PREMIUM, ATTRACTIVE AND EYE-CATCHING PACKAGING.
- PROVIDES AN ALL-NATURAL ALTERNATIVE TO THE LARGE NUMBER OF ARTIFICIALLY FLAVORED/COLORED LIQUEURS ON THE MARKET.
- HIGHLY MIXABLE WITH MANY SPIRITS, BEER, WINE & CHAMPAGNE.

NÉKTAR LIQUEUR AWARD WINNING

NEKTAR LIQUEUR – 2017 PLATINUM AWARD WINNER
"THE LARGEST INTERNATIONAL SPIRITS COMPETITION WHERE THE JUDGES ARE CONSUMERS"



NÉKTAR LIQUEUR INDUSTRY RECOGNITION









2018
Heaven Hill Brands
BARTENDER
OF THE YEAR
Liquor.com

TRUMER PILS
CALIFORNIA FRESH
COCKTAIL COMPETITION
PRESENTED BY
CHILLED
You could win $5,000 from Trumer Pils!
TRUMER PILS

Nektar Liqueur was entered into these highly popular contest by the bartender at Caesar's Palace in Vegas *(Note: We are not distributed in NV yet)*





"12 TOE JIMMY"
INGREDIENTS:
Nektar Liqueur, Elijah Craig Bourbon, Fat Washed Rittenhouse Rye, House-made bitter pecan syrup, Grilled peach for garnish

2018
Heaven Hill Brands
BARTENDER
OF THE YEAR
Liquor.com

"RADDLE MY TIMBERS"
INGREDIENTS:
Nektar Liqueur, Trumer Pilsner, Pine nut saffron orgeat, Fresh pressed/organic nectarine juice, garnish w/ stem of organic lemon grass.

CAESARS PALACE

Timothy Baer – Bartender
Caesars's Palace

NÉKTAR LIQUEUR COCKTAILS & MIXOLOGY

TOP SELLING COCKTAILS IN MULTIPLE CATEGORIES



"STRAIGHT/CHILLED IS ALWAYS THE BEST WAY TO ENJOY NEKTAR LIQUEUR"



"NEKTAR LIQUEUR IS NOT JUST *HIGHLY MIXABLE.* THE COCKTAILS ARE AMAZING"

BOURBON, WHISKEY/WHISKY, TEQUILA, RUM, VODKA, COGNAC, SCOTCH, BEER, WINE, CHAMPAGNE, DESSERTS, SAUCES AND MUCH MORE.

SCOTCH

VODKA

CHAMPAGNE

BOURBON

RUM







NÉKTAR LIQUEUR SUPPLY CHAIN

NEKTAR LIQUEUR HAS A **HIGHLY SCALABLE** SUPPLY CHAIN DESIGNED FOR GROWTH

GLASS



Néktar Liqueur®'s Italian made glass bottles are available in 12 various sizes from 50ml (Airplane) up to 3L. This eliminates the cost for each mold which can run $10-20k for each mold.

DECORATION



Néktar Liqueur®'s bottles are shipped to Poland and decorated by hot stamping and screen print at one of the largest and most experienced glass bottle decorators. They handle many large volume clients.

FILLING/PACKAGING



The decorated bottles are filled, packaged and loaded onto containers at our 100yr old family owned distillery in Italy. They are capable of handling any volume requirements we need.

IMPORTING/LOGISTICS



MHW handles our importing from Italy, federal compliance, back office and shipping to our various states of distribution. They handle many high volume clients.

NÉKTAR LIQUEUR SPIRIT ACQUISITIONS

Recent Spirit Acquisitions ranging from $40MM - $1BB per brand.

(Avg. $ per case paid was between $2k-4k per case)

NOTE: Casamigos was unusual at approx. $10k per case because of George Clooney.

      

	Brand	Category	Buyer	Year	Revenue (Millions)	Sale Amount	Valuation (Revenue Multiple)
	Leblon	Cachaca	Bacardi	2010 (30%) *2015(Fully acquired)*	$2 MM	$12 MM	20 X
	Deep Eddy	Vodka	Heaven Hill	2015	$50 MM (approx.)	$400 MM (approx.)	8 X
	Casa Noble	Tequila	Constellation	2014	$2 MM	$30 MM	15 X
	Veev	Liqueur	Luxco	2016	$10 MM	$70 MM	7 X

NÉKTAR LIQUEUR SALES

We started with a 1 sales person and a very small budget and we have been able to enter 5 markets, win the platinum award and become a favorite of some of the top bartenders in the world. When consumers try it, they fall in love with the brand. We simply need additional funding to support our growth into new markets and to build our team. We are highly focused on spending money on what sells cases.



Nektar Liqueur Sales 2016-2018

Current as of Nov 1st 2018

$32,126.00

$17,093.00

$30,253.00

| 2016 | 2017 | 2018 |

- **2016** -Sales were skewed higher because we picked up 130 stores from VA ABC.
- **2017** -We focused on cocktail menus, sampling and gathering consumer feedback.
- **2018** -We picked up Michigan in Sept and NEXCOM (Navy/VA only) in June.

NÉKTAR LIQUEUR DISTRIBUTION

We are targeting States where liqueurs have sold well historically, there is good volume potential and States where we have developed relationships with bartenders.



NEKTAR LIQUEUR DISTRIBUTION
- CURRENT DISTRIBUTION
- TARGET DISTRIBUTION 2019
- TARGET DISTRIBUTION 2020

NÉKTAR LIQUEUR TEAM



ROBERT DOZIER JR
FOUNDER/CEO

Over 15yrs experience in the wine and spirits business. Former wine manager for Total Wine & More. Most recently Senior Manager for a spirits broker representing brands such as Pernod Ricard, Campari, Moet Hennessy, William Grant, Beam-Suntory and others.



ROB MCMAHON
CFO

Over 20yrs experience as a business attorney & investment banker w/ extensive knowledge in formation, business strategy, finance and general operation of privately held companies.



MHW handles our importing, federal compliance, back office and shipping to our various states of distribution.

POSITIONS WE ARE FILLING UPON FUNDING:

REGION MANAGERS, BRAND AMBASSADORS.
NOTE: We have seasoned individuals for these positions that we are prepared to bring on board.

NÉKTAR LIQUEUR CURRENT TRENDS

"THE SURGE OF M&A ACTIVITY IN THE GLOBAL LIQUOR INDUSTRY SHOWS NO SIGN OF SLOWING DOWN." – BEVERAGEDAILY.COM

BeverageDynamics

HOME / NEWS & NOTES / FYI / U.S. SPIRITS HAD BANNER YEAR IN 2017 BEHIND PREMIUMIZATION



February 1, 2018 By Kyle Swartz

Tags: bourbon sales 2017, spirits sales 2017, spirits trends 2017, vodka sales 2017, whiskey sales 2017, whiskey trends 2017

U.S. Spirits Had Banner Year in 2017 Behind Premiumization

- **PREMIUMIZATION TREND IN SPIRITS CONTINUES TO GROW.**

The spirits category continues to take share from beer and wine.

- **ALL-NATURAL INGRIEDIENTS, NO ARTIFICIAL COLORS/FLAVORS.**

The majority of Liqueurs are artificially colored/flavored and consumers are searching for better and all natural ingredients, including millennials.

- **LOWER ABV BRANDS ARE BEING SOUGHT BY CONSUMERS.**

Consumers are seeking brands lower in alcohol by volume (ABV), so that they may enjoy a few drinks comfortably.

NÉKTAR LIQUEUR MARKETING

SALES SHEETS













NÉKTAR LIQUEUR
ULTRA - PREMIUM
100% ALL-NATURAL ITALIAN FRUIT LIQUEUR
NO ARTIFICIAL COLORS, FLAVORS OR SWEETENERS
ITALIAN MOSCATO, FRUIT NECTARS AND PREMIUM VODKA
NO ARTIFICIAL COLORS OR FLAVORS
HINTS OF PEACH, APRICOT AND ORANGE BLOSSOM
DELICIOUS STRAIGHT AND HIGHLY MIXABLE
4TH GENERATION FAMILY-OWNED DISTILLERY
18% Alc./Vol. (36 Proof). Distilled and Bottled in Italy.

NÉKTAR LIQUEUR
COCKTAIL RECIPES
NEKTAR CRUSH
2 OZ NEKTAR LIQUEUR
2 OZ VODKA
FRESH SQUEEZED OJ
TOP W/ SPRITE
GARNISH W/ ORANGE
SERVE IN A 12 OZ GLASS
ITALIAN MULE
1 OZ NEKTAR LIQUEUR
1 OZ VODKA
3 OZ GINGER BEER
1/4 OZ SIMPLE SYRUP
TOP W/ LIME WEDGE
SERVE IN A COPPER MUG
PEACH PASSION BELLINI
1 OZ NEKTAR LIQUEUR
1 OZ VODKA
TOP W/ PROSECCO
1/4 OZ PEACH PUREE
GARNISH WITH ORANGE TWIST
SERVE IN A CHAMPAGNE GLASS
HOLIDAY SOLSTICE
1 OZ NEKTAR LIQUEUR
1 OZ BOURBON (MAKERS MARK)
3 TSP MAPLE SYRUP
PINCH OF SALT
2 ORANGE PEELS
SPRIG OF ROSEMARY
TOP W/ GINGER ALE
SERVE IN A ROCKS GLASS
IRISH WOLFHOUND
1 OZ NEKTAR LIQUEUR
1 OZ JAMESON
1/4 OZ SIMPLE SYRUP
1/4 OZ FRESH LIME JUICE
TOP W/ GINGER BEER
GARNISH W/ CANDIED GINGER
SERVE IN A ROCKS GLASS
ISLAND NEKTAR
2 OZ NEKTAR LIQUEUR
1 OZ RUM /BLANCO
1/4 OZ SIMPLE SYRUP
1/2 OZ FRESH LIME JUICE
1 OZ PINEAPPLE JUICE
1 TBL CREAM OF COCONUT
GARNISH WITH SKEWERED PINEAPPLE
SERVE IN A ROCKS GLASS
BEYOND COCKTAILS
SAUCE FOR FISH TACOS | CHEESECAKE | CUPCAKES | POUR OVER GRILLED CHICKEN WINGS
PEACH SHAKE | MULLED CIDER W/ CINNAMON STICK | POUND CAKE AND MORE...
FOR MORE GREAT RECIPES VISIT WWW.NEKTARLIQUEUR.COM
#NEKTARLIQUEUR

SHELF TALKERS

NÉKTAR LIQUEUR
100% ALL-NATURAL / NOTHING ARTIFICIAL
ITALIAN MOSCATO
FRUIT NECTARS
PREMIUM VODKA
+FRESH PEACH, APRICOT, ORANGE BLOSSOM+
VISIT WWW.NEKTARLIQUEUR.COM
FOR MORE GREAT RECIPES

RECIPE BOOK

MILANO
20
18
NÉKTAR LIQUEUR
ULTRA - PREMIUM
COCKTAIL RECIPES, DESSERTS AND MORE
BY
ROBERT DOZIER JR

TRADE SHOWS

NÉKTAR LIQUEUR
ULTRA - PREMIUM
SUPERVALU

STORE DEMOS

100% ALL-NATURAL ITALIAN FRUIT LIQUEUR
AS ADVERTISED
NÉKTAR LIQUEUR

NÉKTAR LIQUEUR USE OF INVESTMENT PROCEEDS

Distribution of Wefunder Proceeds $250k



- 5%
- 25%
- 45%
- 25%

- ■ Marketing/Distributor Support
- ■ New Hires
- ■ Inventory
- ■ Wefunder Fee

If we raise $250k, this will allow us to provide immediate support to our current distributors and new markets for tastings, pos (point of sale) material, brand ambassador support in key markets. We will also be able to introduce our 50ml bottle which reduces sampling cost for new accounts and gives consumers the option to try a smaller bottle before they buy the larger 750ml size. We will also be able to increase our footprint on social media, along with producing cocktail videos.

Distribution of Wefunder Proceeds $750k



- 5%
- 25%
- 40%
- 30%

- ■ Marketing/Distributor Support
- ■ New Hires
- ■ Inventory
- ■ Wefunder Fee

If we raise $750k, we will be able to significantly increase sales and the number of markets that we are able to enter and support. We will launch our 50 ml and 375 ml bottles. We can hire the market/region managers we have spoke with, to work on getting us in national on/off premise accounts and providing distributor support. Tasting is key and this funding would allow us to participate in more events and key digital and print advertising to increase consumer awareness.

NÉKTAR LIQUEUR

THANK YOU VERY MUCH FOR YOUR SUPPORT AND WE ARE EXCITED TO GET NEKTAR LIQUEUR INTO NEW MARKETS ASAP! — ROBERT DOZIER

